SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September  2, 2025, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	6/30/2025	6/30/2024
Results of the fiscal year	196,118	(32,141)
Attributable to:
Shareholders of the controlling company	195,182	(25,621)
Non-controlling interest	936	(6,520)

2. Other comprehensive income for the fiscal year	in million of ARS
	6/30/2025	6/30/2024
Other comprehensive income for the fiscal year	(802)	(5,319)
Attributable to:
Shareholders of the controlling company	(605)	(5,042)
Non-controlling interest	(194)	(277)

3. Total comprehensive income for fiscal year	in million of ARS
	6/30/2025	6/30/2024
Total comprehensive for fiscal year	195,316	(37,460)
Attributable to:
Shareholders of the controlling company	194,577	(30,663)
Non-controlling interest	739	(6,797)

4. Equity details	in million of ARS
	6/30/2025	6/30/2024
Share Capital	7,533	7,181
Treasury shares	92	234
Comprehensive adjustment of capital stock and of treasury shares	457,831	457,810
Warrants	24,825	30,813
Share Premium	680,097	666,967
Premium for trading of treasury shares	(64,022)	(14,368)
Legal Reserve	66,837	66,837
Special Reserve (Resolution CNV 609/12)	258,583	258,583
Cost of treasury share	(7,181)	(37,483)
Reserve for future dividends	-	101,716
Reserve for conversion	(4,669)	(4,064)
Special Reserve	49,458	80,970
Other reserves	(130,260)	(130,590)
Retained earnings	238,653	19,240
Shareholders’ Equity attributable to controlling company’s shareholders	1,577,804	1,503,846
Non-controlling interest	94,163	102,883
Total shareholder's equity	1,671,967	1,606,729

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,625,207,930 (including treasury shares) represented by 762,520,793 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each. The amount of outstanding shares is 762,358,019.

The Company's market capitalization as of June 30, 2025 was approximately USD 1,062 million (76,252,079 GDS with a price per GDS of USD 13.93).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 412,158,780 shares directly, which represents 54.06% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2025, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 350,199,239 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 45.94% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the number of outstanding warrants is 60,964,074.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 852,857,373 (considering the current conversion ratio of 1.4818 shares of nominal value ARS 10 per option). We also inform that if Cresud, were to exercise its warrants like the rest of the shareholders, its stake would increase by 73,563,406 ordinary shares, which would mean a 56.96% stake on the share capital (net of treasury shares), it corresponds to 485,722,186 ordinary shares.

Among the news of the period ended on June 30, 2025, and subsequent, the following can be highlighted:

●
Net income for fiscal year 2025 amounted to ARS 196,118 million, compared to a loss of ARS 32,141 million in the previous year.

●
Revenues increased by 2.3% during fiscal year 2025 compared to 2024, and Rental Adjusted EBITDA reached ARS 234,697 million: ARS 210,741 million from Shopping Malls, ARS 15,584 million from Offices, and ARS 8,372 million from Hotels, decreasing 2% compared to fiscal year 2024.

●
Revenues and Adjusted EBITDA of Shopping Malls’ Segment grew 8% and 10%, respectively in FY 2025 compared to the previous year, while portfolio occupancy remained close to 98%. Tenant sales, after a first half marked by weak consumption, strongly recovered in the second half of the year, closing the fiscal year with a slight decline of 2.8%.

●
During the year, we acquired Terrazas de Mayo shopping center and an adjoining property to Alto Avellaneda with future expansion potential. In addition, we started construction of a new open-air shopping mall in La Plata, one of the most populous cities in the country, which until now had no large-scale mall.

●
In Offices, the sector showed a greater return to on-site work, boosting demand for premium spaces. Our Class A+ and A buildings reached almost full occupancy. We completed a new sale at the 261 Della Paolera building, reducing the portfolio to 58,000 sqm of GLA.

●
During the year, we started infrastructure works and progressed in the commercialization of Stage I of our flagship project: Ramblas del Plata. We signed 13 transactions (2 cash sales and 11 swap agreements), totaling approximately 111,000 saleable sqm for an estimated value of USD 81 million.

●
In financial matters, we returned to the international capital markets after nearly a decade with the issuance of Series XXIV Notes for USD 300 million, 10 years term.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 2, 2025